

SEPTEMBER 28, 2023 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES RENEWS CREDIT FACILITY, AMENDS MERCEDES STREAM, PROVIDES CORPORATE AND DEVELOPMENT ASSET UPDATES

DESIGNATED NEWS RELEASE

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to provide various corporate and asset updates (all figures in U.S. dollars unless otherwise stated).

"As we near the end of the third quarter, I'd like to provide shareholders an update on a number of items," said Nolan Watson, Sandstorm's President and CEO. "I'm happy to announce that the Company has renewed its $625 million revolving credit facility through September 2027. Sandstorm partially drew down on its credit facility in 2022 as part of a significant investment in growth that has truly transformed the Company's production profile. Our capital allocation strategy continues to focus on debt repayment using both free cash flow from producing streams and royalties as well as undergoing a process to monetize between $40—$100 million of non-core, non-cash flowing assets from our portfolio by the end of 2024.

"With the transformative transactions in 2022, Sandstorm's future growth has already been purchased, with several assets in development; in many ways, Sandstorm's future is in construction. We're pleased to provide updates on two of these key development projects— Greenstone and Platreef. Both projects are on track to be in production in 2024 and contribute meaningful growth to Sandstorm's portfolio. We continue to expect production to reach a peak of 125,000 gold equivalent ounces within the next five years.

"At Mercedes, we have agreed to restructure our investments with Bear Creek Mining Corporation ("Bear Creek") for longer-term success with a revised capital structure and stream terms to deliver incremental value for all parties involved. While we are disappointed with Mercedes' operating results to date, we believe the lower near-term stream burden will facilitate reinvestment in the mine's long-term success, as highlighted by Bear Creek's recent drill results (included in Appendix A), which demonstrate the potential of the asset.

"As we quickly approach the final leg of 2023, Sandstorm remains on track to achieve its production guidance for the year, which we anticipate will set another new record. We also look forward to further updates from our partners on key development assets and growth catalysts in 2024."

BEAR CREEK RESTRUCTURING

Sandstorm and its subsidiaries have agreed to amend the existing gold and silver stream agreements with Bear Creek (the "Restructuring Agreement"). In exchange for the stream amendments, Sandstorm will receive a 1.0% net smelter returns ("NSR") royalty on Bear Creek's wholly owned Corani project in Peru[1], one of the world's largest fully permitted silver deposits, and up to $10 million of Bear Creek common shares. Concurrently, Bear Creek will undertake an equity financing transaction of at least $7 million (the "Equity Financing") and Sandstorm has agreed to refinance certain other debt investments of Bear Creek that it holds.

Amended Mercedes Stream Terms

Effective January 1st, 2024, Sandstorm's gold stream with fixed deliveries, originally announced on December 17, 2021 and amended on May 11, 2023, will be amended such that upon closing, Sandstorm will receive 275 gold ounces per month through April 2028 (the "Fixed Gold Deliveries") and a 4.4% gold stream (the "Variable Gold Stream") thereafter. Sandstorm will pay Bear Creek 25% of the spot price of gold for each gold ounce delivered by Bear Creek for both the Fixed Gold Deliveries and the Variable Gold Stream.

Effective January 1st, 2024, Sandstorm's silver stream, acquired through the Nomad acquisition in 2022, will be suspended through the fixed gold delivery period (October 2023– April 2028); thereafter, Sandstorm will receive 100% of the silver produced for the life of the mine. The silver stream will not include any minimum delivery requirements. Sandstorm will pay Bear Creek 25% of the spot price of silver for each silver ounce delivered by Bear Creek.

Corani Royalty

Upon satisfaction of closing conditions, Sandstorm will be granted a 1.0% NSR royalty on the Corani project located in Peru ("Corani Royalty"), which hosts one of the largest fully permitted silver-polymetallic deposits in the world. Bear Creek has received the approval and

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[1] Wheaton Precious Metals International holds a right of first refusal on the Corani Royalty that needs to be waived, see closing conditions for more information.

permits required to develop and construct the proposed Corani mine. Sandstorm's royalty will cover all existing mineral concessions held by Bear Creek at Corani. The royalty will be secured by a pledge of Bear Creek's shares in its Peruvian subsidiary.

Equity and Debt Restructuring Terms

In connection with the stream amendments, Sandstorm has agreed to restructure its equity and debt investments with Bear Creek. Pursuant to the Restructuring Agreement, Sandstorm has agreed to refinance its $22.5 million convertible debenture and a $9 million secured loan that was acquired by Sandstorm (the "Sandstorm Secured Loan") into 5-year convertible notes bearing interest at 7% per annum and convertible into common shares of Bear Creek at a strike price of C$0.73 per share, subject to TSXV approval (the "Refinanced Sandstorm Converts").

The Refinanced Sandstorm Converts will both have a maturity date of September 22, 2028 and will be secured by first lien pledges on the assets of the Mercedes mine and Bear Creek's equity interests in the Mercedes mine and the Corani project. The Refinanced Sandstorm Converts will rank pari passu with Sandstorm's existing stream investments on all collateral.

In connection with the Restructuring Agreement, Sandstorm has agreed to make up to $8 million in additional credit available to Bear Creek under the Sandstorm Secured Loan prior to August 31, 2024, subject to certain conditions. Any amounts drawn under this facility will be added to the principal amount of the Refinanced Sandstorm Converts.

The number of Bear Creek common shares issued to Sandstorm as consideration under the Restructuring Agreement will vary with the volume of shares issued by Bear Creek under the Equity Financing, such that Sandstorm will own no more than 19.9% of Bear Creek's common shares on a post-closing basis (Sandstorm currently owns approximately 9.8% of outstanding Bear Creek common shares). If the value of the Bear Creek common shares issued to Sandstorm as consideration under the Restructuring Agreement is less than $10 million, then Sandstorm has agreed to increase the principal amount of Refinanced Sandstorm Converts, such that the total value of the issued Bear Creek common shares and the incremental increase in principal amount equals $10 million.

Closing Conditions

Closing of the Restructuring Agreement is subject to several conditions, including:

- Bear Creek completing an equity financing that raises gross proceeds of at least $7 million;
- Bear Creek shall have received written confirmation from Wheaton Precious Metals International that it has waived its right of first refusal for the Corani royalty; and
- Customary stock exchange approvals for the restructuring of Bear Creek's existing obligations into the Refinanced Sandstorm Converts.

PRODUCTION GUIDANCE AND OUTLOOK RESTATED

Based on the Company's existing streams and royalties, attributable gold equivalent ounces for 2023 are forecasted to be between 90,000 and 100,000 ounces. The Company's production forecast is expected to reach approximately 125,000 attributable gold equivalent ounces within the next five years, with a sustainable average annual production of approximately 110,000 attributable gold equivalent ounces over the next 15 years.

CREDIT FACILITY RENEWAL

Sandstorm has renewed its revolving credit agreement allowing the Company to borrow up to $625 million (the "Revolving Facility"). The amounts drawn on the Revolving Facility remain subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Facility remain subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company's leverage ratio. The facility maintains its sustainability-linked incentive pricing terms that allow Sandstorm to reduce the borrowing from the interest rates described above as the Company's performance targets are met. The syndicate of banks include The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce, and Royal Bank of Canada. The Revolving Loan has a term of four years, maturing in September 2027.

ACCELERATING DEBT REPAYMENT THROUGH NON-CORE ASSET SALES

De-levering the Company's balance sheet remains a top priority for Sandstorm's management. To expedite this repayment schedule, the Company is undergoing a process to monetize between $40—$100 million of non-core, non-cash flowing assets by the end of 2024, with proceeds from any sales directed to debt repayment. Further information will be relayed to the market if and when any such sale occurs.

ASSET UPDATES

Greenstone Project Approximately 90% Complete

Equinox Gold Corp. ("Equinox Gold") provided an update on progress at the Greenstone Project in Ontario, Canada. As at August 25, 2023 the overall project was approximately 90% complete and on track to pour gold in the first half of 2024. Detailed engineering is complete, while other construction milestones including procurement and construction are both 89% complete. Earthworks, concrete, and structural steel are all more than 95% complete.

Greenstone is anticipated to be one of the largest gold mines in Canada, producing more than 400,000 ounces of gold annually for the first five years and more than 5 million ounces ("Moz") of gold over its initial 14-year mine life.

For more information, visit the Equinox Gold website at **www.equinoxgold.com** and see the press release dated August 1, 2023 and the Greenstone Mine Site Tour presentation dated September 7 & 8, 2023.

Sandstorm holds a gold stream on the Greenstone project pursuant to an agreement with an affiliate of Orion Mine Finance ("Orion"), who holds a 40% interest in the Greenstone project. Under the terms of the gold stream, Sandstorm is entitled to purchase from Orion 2.375% of the gold produced at the project (calculated on a 100% basis but payable from Orion's 40% interest) until 120,333 ounces are delivered, then 1.583% of gold produced thereafter. Sandstorm will make ongoing payments to Orion equal to 20% of the spot price of gold per ounce plus an additional payment of up to $30 per ounce in ESG contributions.

Platreef on Track for First Production in Q3 2024

Ivanhoe Mines Ltd. ("Ivanhoe") provided an update on the Platreef development project in South Africa. Surface construction activities and lateral underground mine development are progressing well. Underground development work has been focused on lateral development towards the high-grade Flatreef orebody, with more than 2,000 metres of lateral development completed to date.

Platreef's Phase 1 concentrator is on schedule for first production in Q3 2024. Construction of Platreef's first solar-power plant commenced in Q4 2022 with commissioning expected later this year. The solar power plant inverter and solar panels were recently delivered to site. The solar-generated power from the plant will be used for development activities and operations.

Ivanhoe has initiated optimization work to identify value-accretive options for installing hoisting capacity in Shaft 3. Shaft 3, which is currently under construction and was originally planned as a ventilation-only shaft, is now planned to be equipped for hoisting providing additional hoisting capacity to remove ore and waste from the underground mine. Ivanhoe expects this to de-risk the development and ramp-up of the Phase 1 mine and may be used to accelerate the ramp-up of underground mining activities for Phase 2, in advance of the completion of Shaft 2, which is expected in 2027.

For more information, visit the Ivanhoe Mines website at **www.ivanhoemines.com** and see the press release dated August 3, 2023.

Sandstorm holds a gold stream on the Platreef project whereby Sandstorm is entitled to purchase 37.5% of payable gold produced from Platreef until 131,250 gold ounces have been delivered, then 30% of payable gold produced until an aggregate of 256,980 ounces are delivered, then 1.875% thereafter. Sandstorm will make ongoing cash payments of US$100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter.

Lundin Gold Expands Fruta del Norte Exploration Program

Lundin Gold Inc. ("Lundin Gold") recently announced the expansion of Fruta del Norte's 2023 near-mine exploration program for the second time this year. Lundin Gold plans to increase its drilling program by 7,500 metres to a minimum of 30,000 metres to accelerate delineation of new targets and continue to explore other sections along Fruta del Norte's major structures. The original program was planned for 15,500 metres and was increased to 23,000 metres in May 2023.

For more information, visit the Lundin Gold website at **www.lundingold.com** and see the press release dated September 7, 2023. Sandstorm has a 0.9% NSR royalty on the precious metals produced from the Fruta del Norte project.

APPENDIX A—MERCEDES RECENT DRILL RESULTS

Bear Creek announced drill results from their 2023 drilling program at Mercedes, which has been focused on improving operations and production in the current workings. The drill results support their belief that the source of mineralization in the Mercedes district may occur in the unexplored northern extensions. Highlighted drill results include:

▶ **MARIANAS DEPOSIT:**

- **UG-MR23-115:** 1.0 metres grading 47.9 g/t gold and 39.0 g/t silver from 126.4 metres;
- **UG-MR23-116:** 5.2 metres grading 62.6 g/t gold and 92.9 g/t silver from 70.4 metres; and
- **UG-MR23-120:** 2.1 metres grading 18.4 g/t gold and 10.8 g/t silver from 132.7 metres.

▶ **DILUVIO DEPOSIT:**

- **UG-DI23-168:** 14.3 metres grading 4.1 g/t gold and 54.3 g/t silver from 51.8 metres; and
- **UG-DI23-169:** 5.1 metres grading 7.1 g/t gold and 78.3 g/t silver from 87.8 metres.

Reported intervals for UG-MR23-115, UG-MR23-116 and UG-MR123-120 are true widths from holes drilled at the Marianas deposit. Reported intervals for UG-DI23-168 and UG-DI23-169 are downhole apparent widths from holes drilled at the Diluvio deposit, as true width cannot be accurately estimated as these intercepts consist of brecciated and stockwork zones rather than discrete veins. For more information and full drill results, visit the Bear Creek website at **www.bearcreekmining.com** and see the press release dated August 30, 2023.

<table>
<tr><td>**QP**
Qualified
Person</td><td>*Keith Laskowski (MSc), Sandstorm's Vice President, Geology is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.*</td></tr>
</table>

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

NOLAN WATSON

PRESIDENT & CEO

604 689 0234

KIM BERGEN

CAPITAL MARKETS

604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of 250 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, expectations on whether closing conditions of the Restructuring Agreement will be satisfied or the timing of the completion of the Restructuring Agreement, if and when non-core asset sales may occur and the ability to accelerate debt repayment from the proceeds of such sales., the impact of general business and economic conditions; management's expectations regarding Sandstorm's growth; the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2022 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 23, 2023 available at www.sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.